150101

Filed in the office of	Document Number 20100460248-57
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/24/2010 1:45 PM
	Entity Number C15778-2000

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

FullCircle Registry, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1,000,000 shares of the corporation's authorized preferred stock shall be designated as Class B Preferred Stock (the "Class B Preferred Stock") and shall have the following voting powers, designations, preferences, limitations, restrictions and relative rights:

CONTINUED ON ATTACHMENT

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

ATTACHMENT TO
CERTIFICATE OF DESIGNATION
FOR
FULLCIRCLE REGISTRY, INC.

Ranking
The Class B Preferred Stock will, with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, rank on a parity with the Common Stock (except that each share of Class B Preferred Stock shall be equal to 10 shares of Common Stock as set forth herein) issued by the Company whether or not the dividend rates, dividend payment dates, or redemption or liquidation prices per share thereof shall be different from those of the Class B Preferred Stock, if the holders of stock of such class or series shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority of one over the other as between the holders of such stock and the holders of shares of Class B Preferred Stock; and junior to all other capital stock issued by the Company the terms of which specifically provide that the shares rank senior to the Class B Preferred Stock with respect to dividends and distributions upon dissolution of the Company.

Dividends
Until such time that a share of Class B Preferred Stock is converted to Class A Common Stock, each such share of Class B Preferred Stock will yield a dividend of $.02 each year payable on the anniversary date of its issuance until it is converted to Common Stock, out of funds of the Company legally available for payment. Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Dividends will accrue from the date of the original issuance of the Class B Preferred Stock shares. Dividends will be cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Class B Preferred Stock will not bear interest.

Redemption
Subject to applicable law, the Company may, at any time and from time to time, purchase any shares of the Class B Preferred Stock by tender or by private agreement.

Liquidation Preference
Prior to conversion of Class B Preferred Stock, the holders of shares of Class B Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up on the Company, whether voluntary or involuntary, an amount per share of Class B Preferred Stock equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to the date of final distribution to such holders. Each share of Class B Preferred Stock shall be entitled to receive an amount in liquidation equal to the amount received by 10 shares of Common Stock. If, upon any liquidation, dissolution or winding up of any Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Class B Preferred Stock, then such assets, or the proceeds thereof, will be distributed among the holders of Class B Preferred Stock and any such Common Stock (or other parity stock, if any) ratably in accordance with the respective amounts which would be payable on such Class B Preferred Stock and any such Common Stock (or other parity stock, if any) if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with or into another corporation, nor a sale, lease or

transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

Voting Rights
The holders of Class B Preferred Stock are entitled to vote on all corporate matters on which the holders of shares of Common Stock shall be entitled to vote. The total number of votes each share of Class B Preferred Stock is entitled to cast is 10 votes per share.

Conversion Rights
Shares of Class B Preferred Stock will be convertible, in whole or in part, at any time after two years from the date of issuance at the option of the holders thereof, or at the discretion of the Board of Directors of the Company, into shares of Common Stock at a conversion rate of 10 shares of Common Stock for each share of Class B Preferred Stock. Conversion of shares of Class B Preferred Stock, or a specific portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company. Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificate for shares of Class B Preferred Stock shall have been surrendered and notice shall have been received by the Company as aforesaid. Holders of shares of Class B Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

Transfer Restrictions
The transfer of shares of Class B Preferred Stock prior to the conversion or redemption of such Class B Preferred Stock, will be prohibited for a period of two years following their issuance. The Company may require an opinion of counsel acceptable to it to the effect that any proposed sale, transfer or other disposition of restricted shares of Class B Preferred Stock or Common Stock will not violate any applicable federal or state securities laws.

Other Aspects
Because the Company has subsidiaries, its rights and the rights of holders of its securities, including the holder of Class B Preferred Stock, to participate in the assets of any Company subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claim of the subsidiary's creditors and preferred stockholders, if any, except to the extent the Company may itself be a creditor with recognized claims against the subsidiary or the holder of preferred shares, if any, of the subsidiary.